UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PetroLogistics LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

71672U101
(CUSIP Number)

Sharon S. Spurlin
c/o PetroLogistics LP
600 Travis Street, Suite 3250
Houston, TX 77002
713-255-5990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No. 71672U101

1	NAMES OF REPORTING PERSONS LG Propylene LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,690,798
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,690,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,690,798
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0*
14	TYPE OF REPORTING PERSON OO

* Calculation of percentage based on a total of 139,355,037 common units outstanding as of May 27, 2014 as reported in the Merger Agreement as filed as Exhibit 2.1 to the Current Report on Form 8-K filed by PetroLogistics LP with the Commission on May 28, 2014.

CUSIP No. 71672U101

1	NAMES OF REPORTING PERSONS Robert D. Lindsay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,690,798
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,690,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,690,798
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0*
14	TYPE OF REPORTING PERSON IN

* Calculation of percentage based on a total of 139,355,037 common units outstanding as of May 27, 2014 as reported in the Merger Agreement as filed as Exhibit 2.1 to the Current Report on Form 8-K filed by PetroLogistics LP with the Commission on May 28, 2014.

CUSIP No. 71672U101

1	NAMES OF REPORTING PERSONS Alan E. Goldberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,690,798
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,690,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,690,798
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0*
14	TYPE OF REPORTING PERSON IN

* Calculation of percentage based on a total of 139,355,037 common units outstanding as of May 27, 2014 as reported in the Merger Agreement as filed as Exhibit 2.1 to the Current Report on Form 8-K filed by PetroLogistics LP with the Commission on May 28, 2014.

This Amendment No. 1 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2012 (the “Schedule 13D”).  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction.

The information contained in Item 6 of this Amendment No. 1 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)  ̶  (b) The response to Item 5(a)-(b) of the Schedule 13D is thereby amended and restated as follows:

The aggregate number and percentage of shares of common units beneficially owned by the Reporting Persons (on the basis of a total of 139,355,037 common units outstanding) are as follows:

LG Propylene LLC (“LGP”)

a)	Amount beneficially owned: 69,690,798		Percentage: 50.0%
b)	Number of common units to which the Reporting Person has
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	69,690,798
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	69,690,798

Robert D. Lindsay

a)	Amount beneficially owned: 69,690,798		Percentage: 50.0%
b)	Number of common units to which the Reporting Person has
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	69,690,798
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	69,690,798

Alan E. Goldberg

a)	Amount beneficially owned: 69,690,798		Percentage: 50.0%
b)	Number of common units to which the Reporting Person has
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	69,690,798
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	69,690,798

LGP is the record holder of 69,690,798 common units. Messrs. Lindsay and Goldberg may be deemed to beneficially own the common units held of record by LGP as a result of their control of LGP through a series of affiliated investment funds.

(c) Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as described in Item 6 of this Amendment No. 1, none of the Reporting Persons has effected any transactions in the common units during the past 60 days.

(d) Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 1 is incorporated by reference herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 4 and Item 6 of the Schedule 13D is hereby amended to add the following:

Omnibus Agreement

On August 19, 2013, the omnibus agreement and, as a consequence thereof, the pledge agreement terminated in accordance with their terms.

Support Agreements

On May 27, 2014, the Issuer, PetroLogistics GP LLC, a Delaware limited liability company and the general partner of Issuer (“MLP GP” and, together with Issuer, the “MLP Entities”), Propylene Holdings LLC, a Delaware limited liability company (“Propylene Holdings”), Flint Hills Resources, LLC, a Delaware limited liability company (“Parent”), and FHR Propylene, LLC, a Delaware limited liability company and a subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger and Membership Interest Transfer Agreement (the “Merger Agreement”) pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into Issuer (the “Merger”), with Issuer surviving the Merger as a subsidiary of Parent, and Propylene Holdings will transfer to Parent (or an affiliate of Parent designated by Parent) 100% of the issued and outstanding membership interests in MLP GP, including all rights and obligations relating thereto and all economic and capital interest therein (the “GP Equity Transfer”).  Upon the Merger and GP Equity Transfer becoming effective (the “Effective Time”), by virtue of the Merger and without any action on the part of the MLP Entities, (a) each equity interest in Issuer representing a fractional part of the equity interests of all limited partners of Issuer (each such equity interest, a “Common Unit”), issued and outstanding and owned by holders, other than the Sponsors and the Founding Unitholders (each as defined below), of Common Units (the “Public Unitholders”) immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $14.00 (the “Public Merger Consideration”), and (b) each Common Unit issued and outstanding and owned by (i) YSOF Propylene Investor LLC, York Special Opportunities Fund AIV II, L.P., York Special Opportunities Fund (PIV-A), L.P., YSOF (PIV-B) SUB II, LLC, LGP, Lindsay Goldberg & Bessemer II AIV L.P., Lindsay Goldberg & Bessemer II-A AIV L.P., Lindsay Goldberg & Bessemer II-A NNAIV L.P., Lindsay Goldberg & Bessemer II PIV AIV L.P., Lindsay Goldberg & Bessemer II-BT AIV L.P., Lindsay Goldberg Co-Investment II AIV L.P., Lindsay Goldberg Employee Co-Investment II, L.P., and Dean Ventures X, L.L.C. (collectively, the “Sponsors”), and (ii) David Lumpkins, Nathan Ticatch, DKLF L.P., and U.S. Trust Company of Delaware Trustee of the Ticatch Family 2012 GST Trusts (collectively, the “Founding Unitholders”) immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $12.00 (the “Sponsor Merger Consideration”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.  The closing of the Merger is subject to certain customary conditions. All Common Unit holders are also expected to receive a one-time cash distribution declared and made in accordance with the provisions of the Merger Agreement in connection with, and conditioned upon, the closing of the Merger. No additional consideration will be delivered in exchange for the GP Equity Transfer.

Upon termination of the Merger Agreement under specific circumstances, Issuer will be required to pay Parent a termination fee of $57 million (the “MLP Termination Fee”).  If the Merger Agreement is terminated due to the passing of the outside date or upon a breach of Issuer’s covenants under the Merger Agreement, and MLP enters into an alternative acquisition within 12 months of such termination, the MLP Termination Fee is payable.  The MLP Termination Fee is also payable in the event, among other things, that Parent terminates the Merger Agreement due to Issuer’s breach of the non-solicit provisions in the Merger Agreement, or if the MLP GP board of directors withdraws its recommendation that the limited partners of Issuer approve the Merger and the Merger Agreement.

Also on May 27, 2014, and in connection with the execution of the Merger Agreement, the Sponsors and the Founding Unitholders entered into support agreements with Parent and Merger Sub.  Pursuant to the support agreement between LGP, Lindsay Goldberg & Bessemer II AIV L.P., Lindsay Goldberg & Bessemer II-A AIV L.P., Lindsay Goldberg & Bessemer II-A NNAIV L.P., Lindsay Goldberg & Bessemer II PIV AIV L.P., Lindsay Goldberg & Bessemer II-BT AIV L.P., Lindsay Goldberg Co-Investment II AIV L.P., Lindsay Goldberg Employee Co-Investment II, L.P., Dean Ventures X, L.L.C., the Parent and Merger Sub (the “LGP Support Agreement”), LGP has agreed, among other things, to approve the Merger and the Merger Agreement, and to vote its Common Units in favor of the Merger and the Merger Agreement and has granted to Parent the authority to vote its Common Units in accordance with the LG Support Agreement.  Furthermore, LGP has agreed not to dispose of its Common Units unless certain conditions specified in the LGP Support Agreement are satisfied.  LGP is also subject to a customary non-solicit provision.  In addition, LGP agreed to pay to Parent a termination fee (the “LG Termination Fee”) upon the consummation of an alternative proposal transaction if (i) the Merger Agreement is terminated, (ii) within 12 months after any such termination the MLP Entities, subsidiaries of the Issuer or Propylene Holdings or any of their respective affiliates enter into an alternative acquisition agreement, or approve of or recommend or not oppose any alternative proposal, or an alternative proposal has been consummated, and (iii) the Issuer has had to pay the MLP Termination Fee.  LGP agreed to pay 50% of the value it receives in an alternative proposal transaction in excess of the Sponsor Merger Consideration up to an amount of $40 million as the LG Termination Fee.  The LG Termination Fee would be payable in addition to the MLP Termination Fee.

The LG Support Agreement terminates upon the earliest of (i) the mutual agreement of the parties, (ii) the consummation of the closing of the Merger Agreement, and (iii) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the LG Support Agreement does not purport to be complete and is qualified in its entirety by reference to the LG Support Agreement, a copy of which is deemed filed herewith and incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement as filed by PetroLogistics LP as Exhibit 2.1 to the Current Report on Form 8-K on May 28, 2014.

Item 7. Material to be Filed as Exhibits.

The exhibits set forth in Item 7 of the Schedule 13D are hereby amended and supplemented by adding the following exhibit:

Exhibit E
Support Agreement, dated as of May 27, 2014, among LG Propylene LLC, Lindsay Goldberg & Bessemer II AIV L.P., Lindsay Goldberg & Bessemer II-A AIV L.P., Lindsay Goldberg & Bessemer II-A NNAIV L.P., Lindsay Goldberg & Bessemer II PIV AIV L.P., Lindsay Goldberg & Bessemer II-BT AIV L.P., Lindsay Goldberg Co-Investment II AIV L.P., Lindsay Goldberg Employee Co-Investment II, L.P., Dean Ventures X, L.L.C., Flint Hills Resources, LLC and FHR Propylene, LLC (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by PetroLogistics LP with the Commission on May 28, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 2014

LG Propylene LLC
/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Managing Director

/s/ Robert D. Lindsay
Robert D. Lindsay

/s/ Alan E. Goldberg
Alan E. Goldberg